UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Independent Director

On July 29, 2026, Nuvini Group Limited (the “Company”) announced that it has appointed Marco Aurélio Leone Fernandes to its Board of Directors as an independent director, effective July 27, 2026. Mr. Leone previously served as a director of the Company and currently serves as a Board Advisor, and by reason of his prior service, he possesses substantial knowledge of the Company, its subsidiaries and its business.

On July 28, 2026, the Company received a letter from the Nasdaq Listing Qualification notifying the Company that it was not in compliance with Nasdaq Listing Rule 5605, which requires the Company’s audit committee to be composed of a minimum of three independent directors, and granted a cure period until November 18, 2025. With the election of Mr. Leone as an independent director, the Company has regained compliance with Nasdaq Listing Rule 5605.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Nvni Group Limited, dated July 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: July 29, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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